Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-184045

Supplementing the Preliminary

Prospectus Supplement

dated September 24, 2012 and the

Prospectus dated September 24, 2012

GT Advanced Technologies Inc. to Offer up to $175 Million Convertible Senior Notes

Nashua, N.H., September 24, 2012 – GT Advanced Technologies Inc. (NASDAQ: GTAT) (the “Company”), today announced plans to offer up to $175 million aggregate principal amount of its convertible senior notes due 2017 (the “Notes”) in an underwritten public offering pursuant to an effective registration statement filed with the Securities and Exchange Commission today.  In addition, the Company expects to grant the underwriters an option to purchase up to an additional $26.25 million aggregate principal amount of Notes from the Company.  The offering is subject to market and other conditions.

The Notes will pay interest semiannually and will be convertible, under certain circumstances, into cash, shares of the Company’s common stock, or a combination of both at the Company’s election.  The Notes will mature on October 1, 2017, unless repurchased or converted in accordance with their terms prior to such date.  The Company will not have the right to redeem the Notes prior to maturity.  The interest rate and terms of the notes, including the conversion rate of the notes, will be determined by negotiations among the Company and the underwriters.

In connection with the offering, the Company intends to enter into one or more privately negotiated convertible note hedge transactions with one or more counterparties, one or more of which may be underwriters or affiliates of the underwriters in the offering (the “counterparties”). The convertible note hedge transactions are intended to reduce the potential dilution to the Company’s common stock and/or offset potential cash payments in excess of the principal amount of converted Notes upon conversion of the Notes.  The Company also intends to enter into separate privately negotiated warrant transactions with the counterparties and anticipates that the warrants will have an exercise price that is significantly higher than the closing price of the Company’s common stock on the date on which the warrants are issued. The issuance of the warrants could have a dilutive effect on the Company’s common stock to the extent that the market price of the Company’s common stock exceeds the exercise price of the warrants.  If the underwriters exercise their option to purchase additional Notes, the Company may enter into additional convertible note hedge transactions and additional warrant transactions with the counterparties.

The Company currently intends to use the net proceeds of the offering for general corporate purposes, which may include the acquisition of companies or businesses, repayment and refinancing of debt, working capital and capital expenditures.  In addition, the Company intends to use a portion of the net proceeds of the offering to fund the cost to it of the convertible note hedge transactions described above (after such cost is partially offset by the proceeds to the Company from the sale of the warrants).

In connection with establishing their initial hedges of the convertible note hedge transactions and warrant transactions, the counterparties or affiliates thereof expect to enter into various derivative transactions with respect to the Company’s common stock concurrently with or shortly after the expected pricing of the Notes.  This activity could increase (or reduce the size of any decrease in) the market price of the Company’s common stock or the Notes at that time.  In addition, the counterparties or affiliates thereof may modify their hedge positions by entering into or unwinding various derivatives with respect to the Company’s common stock and/or purchasing or selling the Company’s common stock or other securities of the Company in secondary market transactions following the expected pricing of the Notes and prior to the expected maturity of the Notes (and are likely to do so during any observation period related to a conversion of Notes).  This activity could also cause or avoid an increase or a decrease in the market price of the Company’s common stock.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities, in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

UBS Investment Bank, BofA Merrill Lynch and Credit Suisse will act as joint book-running managers for the offering. The issuer has filed a registration statement (including a base prospectus and related preliminary prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus and the other documents the issuer has filed with the SEC for more complete information about the issuer and the offering.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, the underwriters or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and the accompanying prospectus if you request them by contacting UBS Investment Bank, Attn: Prospectus Department, 299 Park Avenue, New York, NY 10171 or by calling (888) 827-7275, by contacting BofA Merrill Lynch, Attn: Prospectus Department, 222 Broadway, 7th Floor, New York, NY 10038, by calling (866) 500-5408 or by emailing dg.prospectus_requests@baml.com or by contacting Credit Suisse Securities (USA) LLC, Attn: Prospectus Department, One Madison Avenue, New York, NY 10010, by calling (800) 221-1037 or by emailing newyork.prospectus@credit-suisse.com.

About GT Advanced Technologies Inc.

GT Advanced Technologies Inc. is a global provider of polysilicon production technology, and sapphire and silicon crystalline growth systems and materials for the solar, LED and other specialty markets. The company’s products and services allow its customers to optimize their manufacturing environments and lower their cost of ownership.

Forward-Looking Statements

This press release contains forward-looking statements regarding our planned offer and sale of senior convertible notes and the use of the net proceeds from any such sale. We cannot be sure that we will complete the offering or, if we do, on what terms we will complete it.  Forward-looking statements are based on current beliefs and expectations and are subject to inherent risks and uncertainties, including those discussed under the caption “Risk Factors” in the prospectus and prospectus supplement.  In addition, management retains broad discretion with respect to the allocation of the net proceeds of this offering.  The forward-looking statements speak only as of the date of this release, and GT Advanced Technologies Inc. is under no obligation to, and expressly disclaims any such obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

For additional information:

Media
GT Advanced Technologies
Jeff Nestel-Patt, 603-204-2883
jeff.nestelpatt@gtat.com

Investors/Analysts
GT Advanced Technologies
Ryan Blair, 603-681-3869
ryan.blair@gtat.com

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